UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549
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FORM SD
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SPECIALIZED DISCLOSURE REPORT
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Civitas Resources, Inc. (Exact name of registrant as specified in its charter)
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Delaware (State or other jurisdiction of incorporation)	001-35371 (Commission File Number)	61-1630631 (I.R.S. Employer Identification No.)
555 17th Street, Suite 3700 Denver, Colorado 80202 (Address of principal executive offices, including zip code)
Adrian Milton
Senior Vice President, General Counsel and Assistant Corporate Secretary
(303) 293-9100
(Name and telephone number, including area code, of the person to contact in connection with this report)

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Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:
☐    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.
☒        Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

Section 2 – Resource Extraction Issuer Disclosure
Item 2.01.     Resource Extraction Issuer Disclosure and Report.
Disclosure of Payments by Resource Extraction Issuers
The specified payment disclosure required by this Form is included in Exhibit 2.01 to this Specialized Disclosure Report on Form SD.
On August 2, 2023, Civitas Resources, Inc. (the “Company”) completed its acquisitions (the “Acquisitions”) of all of the issued and outstanding equity ownership interests of Hibernia Energy III, LLC, Hibernia Energy III-B, LLC, Tap Rock AcquisitionCo, LLC, Tap Rock Resources II, LLC and Tap Rock NM10 Holdings, LLC (collectively, the “Acquired Entities”), whereby each of the Acquired Entities became a direct, wholly-owned subsidiary of the Company. In the last full fiscal year prior to the Acquisitions, none of the Acquired Entities were obligated to provide disclosure pursuant to Rule 13q-1 under the Securities Exchange Act of 1934, as amended. Accordingly, the Company is relying on the delayed reporting provision of Item 2.01(b) to delay reporting payment information for the Acquired Entities until the filing of the Company’s Specialized Disclosure Report on Form SD for the fiscal year ending December 31, 2024.
Business Segments of the Company
    As of December 31, 2023, the Company had one business segment: the acquisition, development, and production of crude oil and associated liquids-rich natural gas.
Projects of the Company
As of December 31, 2023, the Company owned and operated crude oil and natural gas wells in the Denver-Julesburg Basin in Colorado, the Permian Basin in Texas, and the Permian Basin in New Mexico, each of which it considers to be one project. The Company’s Permian Basin operations in Texas and New Mexico are a result of the completion of the Acquisitions. For additional information on the delayed reporting of payment information related to the Company’s Permian Basin operations in Texas and New Mexico, see “—Disclosure of Payments by Resource Extraction Issuers.”
Section 3 – Exhibits
Item 3.01.     Exhibits.

Exhibit No.	Description
2.01	Resource Extraction Payment Report as required by Item 2.01 of this Form.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
CIVITAS RESOURCES, INC.

Date: September 23, 2024	By:	/s/ Adrian Milton
	Name:	Adrian Milton
	Title:	Senior Vice President, General Counsel and Assistant Corporate Secretary